Exhibit 99.28

U.S. Silver Announces Exercise of Warrants from September 2010 Private Placement

TORONTO--(BUSINESS WIRE)--August 31, 2011--U.S. Silver Corporation (TSX-V: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or “the Company”) announces today that all options and warrants issued in connection with the September 29, 2010 private placement have been exercised for total proceeds to the Company of $5.0 million, of which $4.1 million was received after the acceleration notice was issued. As a result, the Company has issued 14,876,400 common shares including 12,449,900 after June 30, 2011 in connection with the conversion of these warrants and options. Issued and outstanding common shares now total 306,650,717 as of August 31, 2011. On July 28, 2011, the Company provided notice to all warrant and broker option holders that the warrants and broker options would expire at 5:00 pm (Toronto time) on August 29, 2011, being no less than 30 days following the date of the acceleration notice. The Company originally issued 13,282,500 warrants exercisable at a price of $0.35 and 1,593,900 broker options exercisable at $0.26 as part of the bought deal private placement.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Heather Foster, 208-752-1116 x221
Manager IR